Exhibit 22.1

Subsidiary Issuers of Guaranteed Trust Securities

Each of the 100% owned finance subsidiaries of Bank of America Corporation (“BAC”) identified in the table below, is the issuer of the trust securities listed opposite such subsidiary issuer’s name. BAC has effectively provided for the full and unconditional guarantee of such trust securities.

Subsidiary Issuer	Guaranteed Securities

BAC Capital Trust XIII	Floating Rate Preferred Hybrid Income Term Securities

BAC Capital Trust XIV	5.63% Fixed to Floating Rate Preferred Hybrid Income Term Securities

BAC Capital Trust XV	Floating Rate Junior Subordinated Notes, due 2056